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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42121

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sisung Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing
MAR 0 1 2021
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Ave., Suite 4240
(No. and Street)

New Orleans	LA	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence J Sisung, Jr.
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Laporte, a professional accounting corporation
(Name – *If individual, state last, first, middle name*)

5100 Village Walk Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lawrence J. Sisung, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sisung Securities Corporation, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Robert Lane Sisung
Jefferson Parish, LA
Notary Public ID NO. 51044
BAR NO. 23420

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SISUNG SECURITIES CORPORATION

Audit of Financial Statement

December 31, 2020

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Sisung Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sisung Securities Corporation (the Company) as of December 31, 2020, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2003.

Covington, LA
February 18, 2021

SISUNG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	749,277
Accounts Receivable		146,601
Receivable from Clearing Broker		546,211
Deposit with Clearing Organization		100,000
Trading Securities, at Fair Value		199,110
Furniture, Fixtures, and Equipment, Net of Accumulated Depreciation of $734,109		-
Other Assets		23,830
Total Assets	$	1,765,029
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	77,544
Subordinated Borrowings - Related Party		600,000
Deferred Tax Liability		39,528
Commitments and Contingencies		-
Total Liabilities		717,072
Stockholder's Equity		
Common Stock, No Par Value, Authorized 1,500 Shares; Issued and Outstanding 1,000 Shares		1,000
Additional Paid-In Capital		49,000
Retained Earnings		997,957
Total Stockholder's Equity		1,047,957
Total Liabilities and Stockholder's Equity	$	1,765,029

The accompanying notes are an integral part of this financial statement.

Note 1. Summary of Significant Accounting Policies

Background

Sisung Securities Corporation (the Company) was incorporated primarily to enter into all phases of business as it relates to securities, including, but not limited to, activities in trading and sales, mergers and acquisitions, and public and corporate finance. Approximately 85% of revenues are earned through providing services to institutional customers. The Company operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Maintenance and repairs are charged to expense as incurred, while expenditures that substantially increase the useful lives of the assets are capitalized. Major components are as follows at December 31, 2020:

Computer Equipment	$ 569,708
Office Furniture	112,926
Office Equipment	51,475
	734,109
Accumulated Depreciation	(734,109)
	$ -

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities
Marketable securities are valued at fair value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Accounts Receivable
Accounts receivable from customers are stated net of an allowance for doubtful accounts. Management's periodic evaluation of the adequacy of the allowance for doubtful accounts is based on the Company's past experience that may affect the customer's ability to repay.

Accounts receivable net of allowance for doubtful accounts at December 31, 2020 is $146,601.

Revenue Recognition
Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

- Commission revenue: revenue is recognized at the trade date, as it is when the performance obligation is met.
- Public finance profits: fees for these services are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

The revenue guidance does not apply to other revenue sources such as realized and unrealized gains on investments as these sources of revenue do not have a contract with customers.

Reclassifications
Certain accounts in the prior year financial statements have been reclassified to conform with the presentation in the current year financial statements.

Note 1. Summary of Significant Accounting Policies (Continued)

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company has operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable, otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for leases under expense sharing agreements and short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 to update the methodology used to measure current expected credit losses ("CECL"). This ASU applies to financial assets measured at amortized cost, including trade receivables as well as certain off-balance sheet credit exposures. This ASU replaces the current incurred loss impairment methodology with a methodology to reflect CECL and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates. The guidance must be adopted using a modified retrospective transition method through a cumulative-effect adjustment to retained earnings in the period of adoption. This ASU will be effective beginning January 1, 2023. The Company is in the process of adopting this ASU and does not expect this guidance to have a significant impact on the financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU was issued in an effort to simplify accounting for income taxes by removing specific technical exceptions to the general principles in Topic 740 and to provide a more consistent application of and simplify GAAP for other areas of Topic 740. Specifically the guidance will remove the need for companies to analyze whether the exception to the incremental approach for intra-period tax allocation and the exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses apply in a given period, among others. This ASU will be effective for periods beginning after December 15, 2020.

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)
The Company is in the process of adopting this ASU and does not expect this guidance to have a significant impact on the financial statements and related disclosures.

Note 2. Receivable from Clearing Broker

Receivable from clearing broker represents uncollected commissions and fees due from the Company's clearing broker.

Note 3. Agreement with Clearing Organization

The Company utilizes Pershing, LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2020, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $250,000.

At December 31, 2020, the Company had net capital of $1,439,957, which was $1,189,957 in excess of its required net capital of $250,000.

Note 4. Concentrations of Credit Risk

The Company periodically maintains cash in bank and brokerage accounts in excess of insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

A substantial portion of the Company's revenue was derived from two customers in 2020. The revenue derived from these customers was 31% of public finance profits for the year ended December 31, 2020.

Note 5. Commitments and Contingencies

In the normal course of business, the Company initiates customers' securities transactions through a clearing broker which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Note 5. Commitments and Contingencies (Continued)

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the receipt of settlement proceeds (when selling securities).

The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. This risk is minimized in that the Company would receive the securities as collateral. At December 31, 2020, all unsettled transactions were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

Note 6. Trading Securities

Trading securities consist of equity securities owned and carried at fair value.

The Company discloses information about the fair value of its securities in accordance with the provisions of the *Fair Value Measurement* Topic of FASB ASC 820 which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to

Note 6. Trading Securities (Continued)

determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2020.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2020, is as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Equity Securities -				
Financial Industry	$ 199,110	$ 199,110	$ -	$ -

Note 7. Related Party Transactions

The Company has an agreement with Sisung Services, LLC (SS), a related party under common control. Terms of the agreement are for SS to provide various services, including payroll and benefit management services, to the Company. The Company paid $533,889 to SS for payroll and benefit management services and $352,805 for direct expense reimbursement provided during the year ended December 31, 2020. The Company did not have an outstanding balance to the related party as of December 31, 2020.

Subordinated Borrowings

At December 31, 2020, the Company had $600,000 in unsecured subordinated borrowings due to a related party. Interest is paid at 6% and the note matures in October 2023. The subordinated borrowings are available in computing net capital under the Security and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest expense to related parties under subordinated borrowings totaled $36,000 for the year ended December 31, 2020.

Note 8. Net Capital Requirement

The Company is a registered broker and dealer in securities and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $250,000. Net capital may fluctuate on a daily basis. At December 31, 2020, the Company had net capital $1,439,957, which was $1,189,957 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was .08 to 1 at December 31, 2020.

Note 9. Income Taxes

Components of federal and state income tax expense, for the year ended December 31, 2020, are as follows:

Current	$ 3,713
Deferred	14,271
Total	$ 17,984

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2017 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2020, the Company had no uncertain tax positions.

Note 10. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission revenue: the Company clears all customers' securities transactions through a clearing broker and receives a commission for initiating such transactions for its customers. Commission revenue for conducting securities transactions is recognized at a point in time on trade date.

Public finance profits: the Company provides its clients with placement services. These services include providing clients with services to negotiate and settle a transaction on

Note 10. Revenues from Contracts with Customers (Continued)

their behalf. These fees are recognized at a point in time on settlement date. Costs associated with public finance profits are expensed as incurred as part of the performance obligation to provide these services.

Information on revenue recognized from past performance: the Company does not disclose information about contracts that have an original expected duration of one year or less.

Contract balance: the timing of the revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Contract receivables were $0 at the beginning of the year. Accounts receivable related to revenues from contracts with customers was $146,601 at December 31, 2020.

Deferred revenue at December 31, 2020 was $0. During the year ended December 31, 2020, the Company did not recognize revenue that was recorded as deferred revenue at the beginning of the year as this balance was zero.

Note 11. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. While response to the COVID-19 outbreak continues to rapidly evolve, it has led to stay-at-home orders and social distancing guidelines that have seriously disrupted activities in large segments of the economy. Uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, government quarantine measures, including declarations of states of emergency and stay-at-home orders in the Company's service areas (iii) the effects on the financial markets, and (iv) the effects on the economy overall, all of which are uncertain.

In accordance with ASC 855, the Company evaluated subsequent events through February 18, 2021, the date these financial statements were available to be issued.

Note 11. Evaluation of Subsequent Events (Continued)

There were no material subsequent events that required recognition or additional disclosure in these financial statements.